Exhibit 1.3

AMENDMENTS TO THE COMPANY’S
ARTICLES OF ASSOCIATION – January 6, 2004

The following definition shall be added to the end of Section 1.1 of the Articles of Association:

“Blue Square group” – the Company and any other company which is consolidated in its financial reports”

The following language shall be added to the end of Section 23.5 of the Articles of Association:

“Notwithstanding the foregoing, subject to any applicable law, the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the following:

(a)	approve the annual budget of the Blue Square group;
(b)	approve any material transaction and material action involving the Blue Square group;
(c)	appoint the senior officers of the Blue Square group and determine their terms of employment;
(d)	appoint the chairman of the board of directors of the Company and determine the terms of his or her service;
(e)	approve the issuance of securities of the Company or securities of other companies of the Blue Square group;
(f)	approve the entering into new lines of business by the Blue Square group;
(g)	determine the signatory rights in the Blue Square group.”

The following new Section shall be added after Section 25 of the Articles of Association:

“25A.	Approvals for Ordinary Interested Party Transaction.

Subject to the provisions of the Companies Law, (i) a transaction between the Company and an officer of the Company or a person that controls the Company or (ii) a transaction between the Company and another person in which an officer of the Company or a person that controls the Company has a personal interest, which transaction is not in any such case extraordinary (“Ordinary Interested Transactions”), will be approved by the Company in the following manner:

25A.1	By the Board of Directors, or by the Audit Committee, or by the Chief Executive Officer with two directors that have no personal interest in the transaction, or by another body authorized by the Board of Directors, whether such body is authorized by the Board of Directors by means of a specific resolution or by board practice, or whether such body is granted authority by means of a general authorization, an authorization for a particular type of transaction or an authorization for a particular transaction.

25A.2	The approval of Ordinary Interested Transactions by the bodies or persons identified in clause 25A.1 may be done by means of an approval of a particular type of transaction or an approval of a particular transaction.”